June 3, 2015

VIA EDGAR

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549

Re:	Cryoport, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 26, 2015

File No. 333-203006

Dear Ms. Long:

On behalf of Cryoport, Inc. (the “Company”), we are submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated May 28, 2015 (the “Comment Letter”) with respect to the filing referenced above (the “Form S-1”). The Company has reviewed the Comment Letter and its responses are set forth below. For your convenience, the headings and paragraph numbers in this letter correspond to the headings and paragraph numbers in the Comment Letter and the Commission’s comments have been repeated herein in bold, with the Company’s response immediately following each of the Commission’s comments.

General

1.	We note that although you have removed the registration of your units, and related disclosure, in this amendment, your prospectus cover page states that you will be offering common stock “together with” warrants to purchase common stock. If the common stock and warrants will only be offered together, then you must register units in your offering, even if the common stock and warrants are immediately separable following this offering. Please revise to reinclude all your disclosure about your units from your previous amendment filed April 17, 2015 or supplementally explain why units do not need to be registered in this offering.

The Company did not intend “together with” to mean that the common stock and warrants would be offered together as a single security. Instead, Company intends to offer the common stock and warrants separately in the offering. For the avoidance of doubt, the common stock and warrants will be separately issued, but the common stock and warrants will be issued and sold to purchasers in equal proportion. As such, the Company no longer intends to issue units, which would have been a separate security comprised of one common stock and one warrant to purchase common stock. Accordingly, units do not need to be registered because the Company will not be issuing units in this offering.

Prospectus Cover Page

2.	Please revise the first sentence on your cover page to clearly identify and describe the securities being offered in this registration statement.

In response to the Staff’s comment, the Company hereby undertakes to, on the cover page, replace the sentence:

“This is a firm commitment public offering of 1,953,125 shares of our common stock, $0.001 par value, together with warrants to purchase 1,953,125 shares of our common stock at an exercise price of 110% of the public offering price of a share of common stock and a warrant to purchase common stock in this offering.”

with:

“This is a firm commitment public offering of 1,953,125 shares of our common stock, $0.001 par value, and warrants to purchase 1,953,125 shares of our common stock at an exercise price of 110% of the combined public offering price of one share of common stock and one warrant to purchase one share of common stock in this offering. The shares and warrants will be separately issued, but the shares and warrants will be issued and sold to purchasers in equal proportion.”

If the foregoing changes are acceptable, the Company will file via EDGAR a pre-effective Amendment No. 3 to the Form S-1 setting forth these changes, or will include the changes in the final prospectus to be filed under Rule 424, if appropriate.

If you have any questions regarding the Company’s responses set forth above, please contact me at (714) 427-7409.

Sincerely,

Snell & Wilmer L.L.P.

/s/ Anthony Ippolito

cc:	Robert Stefanovich, Chief Financial Officer, Cryoport, Inc.